

December 23, 2014

Via E-mail
Mr. Michael Weiner
Chief Financial Officer
National General Holdings Corp.
59 Maiden Lane, 38th Floor
New York, New York 10038

Re: **National General Holdings Corp.**
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed March 28, 2014
             Form 10-Q for the Quarterly Period Ended September 30, 2014
             Filed November 12, 2014
             File No. 1-36311

Dear Mr. Weiner:

       We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

       After reviewing the information you provide, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2013
Notes to the Consolidated Financial Statements

Note 2: Significant Accounting Policies
Business Combinations, page F-10

1. You disclose that you amortize the difference between the acquired loss and LAE reserves and your best estimate of the fair value of such reserves at the acquisition date ratably over the estimated payout period of those reserves. Please provide us proposed revised disclosure to be included in future periodic reports that clarifies how you determine the carrying value of the acquired loss and LAE reserves. If you merely record

these reserves at the acquiree's carrying value, please separately explain to us how this accounting complies with the guidance in ASC 944-805-30-1.

Note 10: Income Taxes, page F-38

2. In the second full paragraph on page F-39 you disclose that earnings of certain foreign subsidiaries have been indefinitely reinvested in those operations and that you have not provided U.S. taxes or foreign withholding taxes that may be due upon any repatriation or disposition. Please provide us proposed revised disclosure to be included in future periodic reports that quantifies the amount of the cumulative temporary difference and the amount of unrecognized deferred tax liability for the temporary difference related to these earnings. Regarding the unrecognized deferred tax liability, if determination of the amount is not practicable, include a statement to that effect. Please see ASC 740-30-50-2; specifically subparagraphs b. and c.

3. Please provide us proposed disclosure to be provided in future periodic reports that explains the significant return to provision reconciling item in your 2013 income tax rate reconciliation table on page F-40 and the prior year deferral adjustment reconciling item in the 2012 table. Separately explain to us why these items could not reasonably be identified and reflected in earlier periods.

4. Although you disclose in the third full paragraph on page F-41 that there were no unrecognized tax benefits at the end of each of the last three fiscal years that, if recognized, would affect your effective tax rate, you do not disclose the amount of unrecognized tax benefits. Please provide us proposed disclosure to be included in future periodic reports that provides the tabular disclosure required by ASC 740-10-50-15Aa.

Note 25: Segment Information, page F-58

5. Please provide us proposed disclosure to be included in future periodic reports that provides your premium revenues earned by each group of similar products. In this regard, it appears through recent acquisitions that your Property and Casualty segment has expanded to include, at a minimum, homeowners and umbrella coverage and that you provide various types of coverage in your Accident and Health segment. Please see ASC 280-10-50-40.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Notes to Unaudited Condensed Consolidated Financial Statements
Note 8: Goodwill and Intangible Assets, Net, page 29

6. You report a $118.6 million intangible asset for management contracts at September 30, 2014. It appears that this asset is related to your acquisition of two management companies as identified in Note 7. Please tell us why it is appropriate to classify this intangible asset as indefinite lived, referencing for us the authoritative literature you rely

upon to support your accounting. In your response, please tell us why you appear to indicate in your third quarter 2014 earnings conference call that the intangible asset associated with the acquisition of the management companies will be amortized over approximately 15 years.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations, page 55</u>

7. In your various discussions explaining the variations in premiums written and earned for the appropriate periods, you identify multiple causes for the variations. These causes include business associated with the Tower Reinsurance Agreements, runoff of the Quota Share agreements, acquisition of the EHC Business and organic growth. Please provide us proposed revised disclosure to be included in future periodic reports that quantifies the impact of each of the items you identify. In this regard, it appears that you quantified these items in your earnings conference call for the third quarter of 2014 but did not disclose them in your filing.

8. Please tell us the variations in loss and loss adjustment expenses for the appropriate periods that relate to prior year loss reserve development and provide proposed revised disclosure to be included in future periodic reports that discusses the amount and underlying causes of prior year loss development.

9. It is apparent from discussion during your earnings conference call for the third quarter of 2014 that you recorded $1.5 million of fees earned for managing the Reciprocal Exchanges. It is also apparent that these fees represent 14.5% of premiums written for these exchanges. Please address the following:
   - Provide us proposed revised disclosure to be included in future periodic reports that quantifies the fees earned for managing these exchanges as it is clear from your disclosure that otherwise the net income/loss of the exchanges inures solely to non-controlling interests.
   - Tell us your accounting policy for recognizing management fee revenue for premiums written through the reciprocal exchanges. It appears you recognize these fees based on gross premiums at the time they are written. If true, tell us your basis for this recognition considering that it appears you provide claims processing and other administrative services after the relevant policy is written. Reference for us the authoritative literature you rely upon to support your accounting.
   - Tell us why you do not apparently eliminate the $1.5 million management fee earned by the Property and Casualty segment against the management fee expense of the Reciprocal Exchanges. In this regard, it appears from discussion during your earnings call for the third quarter of 2014 that you classify the management fee income in "service and fee income" and that the amounts reported for each of your segments total to the consolidated amount.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant